BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Fitch upgrades BRF´s global scale and issue-level ratings to “BBB”

BRF S.A. ("Company") (BOVESPA: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that the international credit rating agency Fitch Ratings (“Fitch”) announced today that it has raised the global scale corporate and issue-level ratings for the Company to “BBB” from “BBB-”, on strong cash flow generation and low indebtedness. Fitch also updated the national scale rating of the Company to “AAA (bra)” from “AA+ (bra)”. The outlook on the corporate credit ratings is stable.

In the report, Fitch analysts point out that “The upgrades reflect the significant progress the company has made in cutting cost and increasing the strength of its brands, which has enhanced its free cash flow generation and strengthened credit metrics.”

São Paulo, August 7, 2015.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer